

Dope Coffee Company Use of Proceeds

Dope Coffee Company is seeking $107,000 in first-round financing, in the form of convertible notes to fund growth and expansion of our initial traction gained during our development phase.

The Company intends to use the proceeds from investments as follows:

FUNDRAISING NEEDS: Dope Coffee is seeking to raise 107K over the next 90 days via Convertible Notes.

$34,000: Digital & Print Marketing
$31,000: Manufacturing Capability Upgrades (K Cup, Bottling Equipment)
$19,000: Fulfillment Center Build-out
$13,000: Popup Marketing Operation
$10,000: Payroll

The minimum target offering amount and the deadline to reach the minimum target offering amount. The minimum target offering amount is $27,000, and the deadline to reach this amount is July 7, 2020. If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in this Regulation Crowdfunding offering, investment commitments will be cancelled, and committed funds will be returned. We plan for this offering to have a "rolling close." Once we meet the minimum target offering amount, that amount will be closed, and those funds will be released to us. Before the funds investors have committed are released to us, such investors will be notified that the minimum portion of our offering will be closed. Oversubscriptions will be allocated on a first-come, first-served basis.

The closings will occur at milestone increments, as shown below. Once we reach our maximum target offering amount (Fourth Milestone) or our offering deadline, whichever comes first, our offering will end and all funds that have been committed but not yet released to us will then be released to us (provided that we have raised at least our minimum target offering amount).

First Milestone: $27,000 (minimum target offering amount)
Second Milestone: $54,000 (an additional $27,000 raised after the First Milestone is reached)
Third Milestone: $81,000 (an additional $27,000 raised after the Second Milestone is reached)
Fourth Milestone: $107,000 (an additional $26,000 raised after the Third Milestone is reached)

A description of the purpose and intended use of the offering proceeds. Dope Coffee Company will use the proceeds of this Regulation Crowdfunding offering to launch a targeted digital media and marketing campaign aimed to build a 2k recurring customer base, in addition to building out our manufacturing and distribution facility and acquiring equipment to scale manufacturing capabilities. Below is a more detailed description of our use of proceeds at each milestone described above.

April 8, 2020



First Milestone: $27,000 (minimum target offering amount)

When we reach the First Milestone, we plan to use the proceeds to build out our fulfillment facility, expand our digital media and marketing efforts for customer acquisition and increase our inventory, in addition to partial payroll.

Second Milestone: $54,000 (an additional $27,000 raised)

When we reach the Second Milestone, we plan to use the proceeds to continue to improve our fulfillment center, to continue digital media and marketing efforts, for event operations, and to initiate manufacturing upgrades.

Third Milestone: $81,000 (an additional $27,000 raised)

When we reach the Third Milestone, we plan to use the proceeds to continue digital media and marketing efforts, for manufacturing upgrades, and for a new hire.

Fourth Milestone: $107,000 (an additional $26,000 raised)

When we reach the Fourth Milestone, we plan to use the proceeds for our popup marketing and event operations, and our digital media and marketing efforts for customer acquisition.

In summary, if the company raises its full maximum target offering amount, it will be able to purchase build out fulfillment center, acquire equipment to increase manufacturing capabilities, maximize marketing and media reach, and continue event operations in the metro-ATL area with projections of expansion. Further funds will be generated from the recurring customer base and catering and events, while our COGS will decline associated with increased manufacturing capabilities and output volume.

April 8, 2020